SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the fiscal year ended December 31, 2001 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from TO .

Commission file number 0-25034

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GREATER BAY BANCORP 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GREATER BAY BANCORP
2860 WEST BAYSHORE ROAD
PALO ALTO, CALIFORNIA 94303

INTRODUCTION

Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan (the “Plan”). The Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

REQUIRED INFORMATION

1.	Financial Statements and Schedules.

These statements and schedules are listed below in the Table of Contents.

2.	Exhibits.

23.1	Consent of PricewaterhouseCoopers LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

GREATER BAY BANCORP 401 (K) PLAN
(Name of Plan)

Date: June 27, 2002	By:	/s/ KIMBERLY S. BURGESS
Kimberly S. Burgess Senior Vice President Greater Bay Bancorp, Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description

23.1	Consent of PricewaterhouseCoopers LLP

Greater Bay Bancorp 401(k)  Plan
Financial Statements and Supplemental Schedule
December 31, 2001

Report of Independent Accountants

To the Participants and Administrator of
Greater Bay Bancorp 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Greater Bay Bancorp (the “Plan”) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

San Francisco, California
June 21, 2002

Greater Bay Bancorp 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000

	2001	2000
Assets

Investments, at fair market value:	$28,702,057	$27,026,601

Receivables
Employer’s contribution	136,796	381,705
Participants’ contribution	118,408	428,391
Accrued interest and dividends	—	32,148

Total receivables	255,204	842,245

Total assets	28,957,261	27,868,846

Liabilities

Total liabilities	—	—

Net assets available for benefits	$28,957,261	$27,868,846

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2001

Additions
Additions to net assets attributed to:
Net depreciation in fair value of investments	$(5,515,123)
Investment income:
Interest	20,675
Dividends	189,182

209,856

(5,305,267)

Contributions:
Employee	4,746,823
Employer	2,663,883
Rollover	1,200,048

8,610,754

Total additions	3,305,487

Deductions
Deduction from net assets attributed to:
Distribution to participants	2,217,073

Net increase in net assets available for benefits	1,088,415

Net assets available for benefits, beginning of year	27,868,846

Net assets available for benefits, end of year	$28,957,261

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements

1.	Plan Description

On November 27, 1996, Cupertino National Bancorp (Cupertino) merged with Mid-Peninsula, was renamed Greater Bay Bancorp (GBB). The Board of Directors of GBB concurrently approved the merger of the Mid-Peninsula 401(k) Plan into the Cupertino 401(k) Plan and renamed the plan as the Greater Bay Bancorp 401(k) Plan (the Plan), effective December 31, 1996.

On December 23, 1997, May 8, 1998, May 21, 1999, October 15, 1999, January 31, 2000, May 18, 2000, July 21, 2000, October 13, 2000, November 30, 2000, and October 23, 2001, GBB completed its mergers with Peninsula Bank of Commerce (PBC), Golden Gate Bank (GGB), Bay Area Bank (BAB), Bay Bank of Commerce (BBC), Mt. Diablo National Bank (MDB), Coast Commercial Bank (CCB), Bank of Santa Clara (BSC), Bank of Petaluma (BOP), The Matsco Companies (Matsco), and San Jose National Bank (SJNB), respectively. The 401(k) plans of PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP, Matsco, and SJNB were not merged with the Plan as of December 31, 2001. As such, the accompanying financial statements of the Plan do not include any information as to the PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP, Matsco, and SJNB Plans. The PBC plan was frozen upon the date of merger and the GGB, BAB, BBC, MDB, CCB, BSC, BOP, and Matsco Plans were terminated the day before the merger, and the merged employees of PBC, GGB, BAB, BBC, MDB, CCB, BSC, BOP, and Matsco became participants of the plan.

The assets of the PBC Plan were merged with the assets of the Plan effective February 18, 2002 once GBB had ensured that all operational and/or form defects of the PBC Plan had been corrected and approved by the Internal Revenue Service (IRS) under one of the IRS Remedial Programs. GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco will distribute benefits to participants of their respective plans upon the receipt of favorable determination letters from the IRS on the qualification of the terminated Plans. At that time, GGB, BAB, BBC, MDB, CCB, BSC, BOP and Matsco will permit rollovers from their respective plans into the Plan at the participant’s election.

The SJNB plan was merged with the Plan effective February 1, 2002.

The following description of the Plan is provided for general information purposes only. Participants of the Plan should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of GBB and its subsidiaries who are 21 years of age or older. As of December 31, 2001, the subsidiaries consisted of BOP, BSC, BAB, BBC, CCB, CNB, GGB, MPB, MDNB, PBC, and SJNB (collectively, the Subsidiaries). GBB and the Subsidiaries are herein collectively referred to as “the Company.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan assets are held with Wells Fargo Bank, the Plan’s Trustee since December 1, 2000.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution to the Plan on behalf of each participant who elects to contribute to the Plan, in an amount equal to 62.5% of the first 8% of the eligible compensation that a participant elects to contribute to the Plan. Additional Company contributions may be made at the discretion of GBB. The allocation of qualified non-elective contributions is made to the accounts of only non-highly compensated participants.

Participant accounts

Individual accounts are maintained for each Plan participant by Wells Fargo Retirement Plan Services, the Plan’s recordkeeper. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) rollovers. Allocations are based on participant directions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service as follows:

Years of Service	Percent Vested
1	25%
2	50%
3	75%
4 or more	100%

Forfeitures

Participants who terminate employment before they are 100% vested in their Company contributions will forfeit the non-vested portion of the Company contributions allocated to their accounts. Forfeitures, if any, shall be used to reduce the contribution of the employer for the Plan year in which such forfeitures occur.

At December 31, 2001, there were no forfeitures used to reduce the employer matching contribution.

Investment options

Upon enrollment in the Plan, participants may direct their contributions at any time in whole percent increments into any of the following types of investment funds.

•	Money Market Fund—the production of high current income with liquidity, primarily through government and other money market fixed income securities.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements

•	Bond Fund—principal investment goal of the production of income through ownership of corporate and governmental debt instruments.

•	Equity Fund—principal investment goal of capital appreciation primarily through the investment in Common Stock.

•	Greater Bay Bancorp Common Stock—Funds are invested in common stock of the Company.

Participants may change their investment options quarterly for new deferrals and may change investment of a present balance daily.

Investments

Investments representing 5% or more of net assets available for Plan benefits were as follows:

Identity of Issuer	Description of Investments	Fair Value

Greater Bay Common Stock	Common stock of Company	$10,492,524
WF Stable Return EBT	Registered Investment Company	2,586,582
WF Asset Allocation EBT Ret	Registered Investment Company	6,885,950
WF S&P 500 Index EBT Ret	Registered Investment Company	4,597,571

		$24,562,628

Participant notes receivable

Plan participants are permitted to borrow against the vested interest in their account up to a maximum of 50% of the vested amount ranging from a minimum of $1,000 and a maximum of $50,000. Loan terms range from one to 30 years. The loans are secured by the balance in the participant’s account and bear interest rates that range from 4.75% to 11%. Principal and interest is paid ratably through semi-monthly payroll deductions.

Payment of benefits

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a period not to exceed the participant’s life expectancy. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Significant Accounting Policies

Basis of accounting

The records of the Plan are kept and the accompanying financial statements have been prepared on the accrual basis of accounting.

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets, liabilities, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and uncertainties

The Plan provides for various investment options in any combination of the above mutual fund and money market investment types, which themselves are invested in various combinations of stock, bond, income, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment valuation and income recognition

The Plan’s investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant note receivables are valued at cost, which approximates market.

Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation (deprecation) in the fair value of the Plan’s investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Contributions

Employee contributions are recorded in the period during which GBB makes payroll deductions from the Plan participants’ earnings. Matching GBB contributions are recorded quarterly.

Payment of benefits

Benefits are recorded when paid.

Tax status

The IRS has determined and informed GBB by a letter dated May 5, 1995, that the Plan, as then designed, is designed in accordance with the applicable sections of the Internal Revenue Code (IRC).

Greater Bay Bancorp 401(k) Plan
Notes to Financial Statements

3.	Plan Administrator and Expense

GBB currently bears the administrative expenses associated with the management of the Plan. As such, no administrative expenses are reflected in the Plan’s financial statements.

4.	Plan Termination

Although it has not expressed any intent to do so, GBB has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested.

5.	Request for Compliance Statement

In December of 1999 GBB issued a letter to the IRS constituting a request for a compliance statement under the Voluntary Compliance Resolution (VCR) Program, pursuant to Revenue Procedures 94-62 and 98-22.

The request addressed the over and under statement of participant salary deferral elections, the corresponding effect on employer matching contributions, and clerical errors that resulted in misstated employer matching contributions for the 1997 and 1998 plan years. As a result the net understatement of employer match contributions was $6,592. In 1998 there was a net overstatement in employer match contributions of $4,381.

The Plan received notification from the IRS that it has accepted GBB’s correction methodology and is currently in the process of implementing the corrections.

6.	Concentration of Risk

A portion of the Plan’s assets is invested in common stock of Greater Bay Bancorp. This investment fund represents 36% of the Plan’s total assets at December 31, 2001 and 65% of the Plan’s net investment depreciation for the year ended December 31, 2001.

Greater Bay Bancorp 401(k) Plan
Schedule of Assets Held for Investment Purposes
December 31, 2001

	Identity of Issuer	Description of Investments	Current value
*	Greater Bay Common Stock	Common stock of company	$10,492,524
*	WF Stable Return EBT	Registered Investment Company	2,586,582
*	WF Diversified Bond	Registered Investment Company	129,344
*	WF Bond Index EBT Ret	Registered Investment Company	1,432,299
	Dreyfus Intermediate Term Income	Registered Investment Company	120,896
*	WF Asset Allocation EBT Ret	Registered Investment Company	6,885,950
*	WF S&P 500 Index EBT Ret	Registered Investment Company	4,597,571
*	MFS Capital Opportunities	Registered Investment Company	162,121
*	WF S&P Midcap Index EBT Ret	Registered Investment Company	179,775
	Janus Enterprise	Registered Investment Company	152,559
*	WF Small Cap EBT Ret	Registered Investment Company	103,308
	Fidelity Advisor Value Strategy	Registered Investment Company	222,819
*	WF Russell 2000 Index EBT Ret	Registered Investment Company	141,796
	Aim Global Growth	Registered Investment Company	810,901
*	WF Intl Equity Index EBT Ret	Registered Investment Company	38,574

	Total Investment Portfolio		28,057,021

*	Participant notes receivable	Loans, secured by balance of vested accounts 4.75% to 11%	645,036

	Total investment portfolio and participant loans		$28,702,057

  *  Indicates a party-in-interest with respect to the Plan.